21001269

SEC
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MAR 16 2021

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BentallGreenOak Real Estate US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BentallGreenOak Real Estate US LLC, as of December 31st, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

JENNIFER M. MOCKLER NOTARY NO. 01MO6224683 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 07-06-2022 PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BentallGreenOak

BentallGreenOak Real Estate US LLC

Statement of Financial Condition

December 31, 2020

Filed Pursuant to Rule 17A-5(e)(3) As a Public Document

BentallGreenOak Real Estate US LLC
Index
December 31, 2020

Page(s)

Financial Statements:

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Manager and Member of
BentallGreenOak Real Estate US LLC

285 Madison Avenue
Suite 1800
New York, NY 100117

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of BentallGreenOak Real Estate US LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BDO USA, LLP

New York, NY

March 15, 2021

BentallGreenOak Real Estate US LLC
Statement of Financial Condition
For the year ended December 31, 2020

Assets		
Cash	$	1,665,003
Due from affiliated entities		1,330,284
Accounts receivable		577
Prepaid expenses		6,300
Total assets	**$**	**3,002,164**
Liabilities and Member's Equity		
Accrued expenses	$	1,249,249
Due to affiliated entities		4,672
Total liabilities		**1,253,921**
Commitments and contingencies		
Member's equity		1,748,243
Total liabilities and member's equity	**$**	**3,002,164**

The accompanying notes are an integral part of this Statement of Financial Condition

1. Organization and Nature of Business

BentallGreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of BGO US Real Estate, LP ("BGO LP", or the "Parent"), and an indirectly-owned subsidiary of BentallGreenOak (U.S.) Limited Partnership ("BGO US LP"). The Company has two primary functions: 1) to act as an advisor on specific transactions or as a general corporate advisor and 2) to provide marketing and investor relations services to certain affiliated entities.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of this financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may significantly differ from those estimates.

Cash

Cash includes cash in banks held with a major financial institution and may exceed the federal insurable limits.

Concentration risk

The Company is exposed to concentration risk in the event that its affiliated clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients, including its affiliates, and ensure that client engagements are executed properly.

Global economic risk

The global economy has seen high levels of market volatility in connection with the COVID-19 pandemic. The Company continues to closely monitor the latest commercial real estate market developments relating to COVID-19 and its potential impact on the business. The ultimate impact of the COVID-19 pandemic is highly uncertain and the full extent of the future economic impacts on the financial condition of the Company are as yet unknown.

To combat the impact of the COVID-19 pandemic, on March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act". The CARES Act, among other things, includes provisions relating to refundable

payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

We continue to examine the impact that the CARES Act may have on our business. Currently, we are unable to determine the impact that the CARES Act will have on our financial condition, or liquidity.

Income taxes

The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

As of December 31, 2020, the Company has no material deferred tax assets or liabilities.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. While the regulatory capital may change during the year, at December 31, 2020, the Company had net capital requirements of $83,595 and Excess Net Capital, as defined, of $327,487. The Company's net capital ratio at December 31, 2020 was 3.05 to 1.

As of and for the year ended December 31, 2020, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. Related Party Transactions

BentallGreenOak Real Estate Advisors LP ("BGO Advisors", formerly GreenOak Real Estate Advisors LP), a subsidiary of BGO LP, provides the Company with certain personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement ("ESA") dated January 1, 2017. As of December 31, 2020, $37,293 was due to BGO Advisors under the ESA, which is included within Due from affiliated entities in the Statement of Financial Condition.

The Company entered into an Expense Sharing and Services Agreement dated January 1, 2021 with BGO US LP, whereby BGO US LP will provide certain resources, including personnel, facilities and services, as required in the normal course of the Company's business. In consideration for the agreement, the Company will provide Broker-Dealer services to BGO US LP, on a monthly basis, an amount equal to the total expenses incurred by the Company in that month, less any fees earned by the Company from affiliates in that month. Amounts pursuant to the agreement are billed and settled on a monthly basis.

Additionally, the Company provides certain marketing and investor relations services with respect to certain investment funds managed by BGO Advisors, BentallGreenOak Advisors (UK) LLP (formerly GreenOak Real Estate Advisors LLP), GO Europe Advisor LP, and GreenOak Asia Advisor LP (collectively the "Recipients"), all subsidiaries of BGO LP, as per the Services Agreement (the "Agreement") entered into on January 1, 2017. For the Costs (as defined in the Agreement) that are incurred by the Company in providing the services, each Recipient pays its allocable share of the Costs plus an 8% margin thereon. As of December 31, 2020, $1,350,626 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition.

The Company also pays certain expenses on behalf of funds managed by the Recipients. As of December 31, 2020, $16,952 was outstanding and is included within Due from affiliated entities in the Statement of Financial Condition for these types of expenses.

Lastly, certain direct expenses of the Company may be paid on its behalf by BGO LP or one of its affiliates. As of December 31, 2020, $4,672 is outstanding within Due to affiliated entities in the Statement of Financial Condition for these types of expenses.

5. Commitments and contingencies

FASB Accounting Standards Codification 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that it is

unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Going Concern

The Company continues to experience indicators of a potential going concern uncertainty. The Company has received an irrevocable commitment from its Parent stating it will continue to support the Company's cash requirements through August 18, 2022.

7. Subsequent Events

As of March 15, 2021, the date the financial statements were available for issuance, the Company determined that there are no events requiring disclosure.